FOR IMMEDIATE RELEASE
TSX-V Symbol: GPK.U
OTCBB Symbol: GPKUF

GRAND PEAK PROVIDES CORPORATE UPDATE

VANCOUVER, British Columbia, November 29, 2007 -- Grand Peak Capital Corp. (the "Company" or "Grand Peak") is pleased to provide an update regarding its continued corporate developments. In May, 2007, the Company, through a wholly-owned subsidiary, exercised its previously announced option to acquire a 100% interest in two prospective nickel properties in the Abitibi region of Quebec. The two properties include 75 claims that cover approximately 3,200 acres of terrain in a region with two significant nickel deposits and one past-producing mine. The Company has completed the first stage of a preliminary exploration program on the properties and intends to continue its exploration program into 2008.

The Company has also entered into an option agreement through a wholly-owned subsidiary to acquire a 100% interest in a third property in the same area of Quebec. The Company has concentrated its efforts of due diligence on this property and will continue its phase one work program to identify potential drilling targets

In the normal course of its business, Grand Peak continues to make investments in various real estate projects and other promising ventures.

Contact: Navchand Jagpal
Tel: (604) 443-5059